June 25, 2012

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	U-Swirl, Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1
File No. 333-164096

Dear Mr. Dobbie:

On behalf of U-Swirl, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to 4:00 p.m., Eastern Time, Wednesday, June 27, 2012, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ulderico Conte
Ulderico Conte
Chief Executive Officer

U-Swirl, Inc. 1175 American Pacific Dr. Henderson, Nevada 89074 Phone: 702-586-8700 Fax: 702-834-8444